Mail Stop 4-7

      March 24, 2005

Via U.S. Mail and Fax (949) 932-3601
Gregory A. Miner, CEO
Iteris Holdings, Inc.
1515 South Manchester Avenue
Anaheim, CA 92802

	RE:	Iteris, Inc.
		Registration Statement on Form S-3
		Filed January 10, 2005
		File No. 333-121942

		Form 8-K filed October 12, 2004
		File No. 0-10605

Dear Mr. Miner:

We have reviewed your response letter dated March 17, 2005, and have the following comment.
1. Provide an expanded response to prior comment 1 of our February
4,
2005 letter that clearly explains the basis for management`s belief that the company`s disclosure controls and procedures were effective during the relevant periods in light of the numerous significant deficiencies identified by Ernst & Young. In your response, please address the consideration management gave to the nature and extent of the adjusting entries that you listed for us in your letter of March
17, 2005. Among other things, we note that many of the adjusting journal entries were made on a post-closing basis and were identified by Ernst & Young, not management. Also supplement your response to acknowledge the existence of the other significant deficiencies in addition to the delays in the reporting process.










*	*	*	*

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR.

      You may contact Derek Swanson, Staff Attorney, at (202) 824-5526, or me at (202) 942-1990 with any other questions.


      Sincerely,


							Michele M. Anderson
							Legal Branch Chief

























cc:	Joo Ryu Kang
	Dorsey & Whitney LLP
	Via Facsimile: (949) 932-3601
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Iteris, Inc.
May 23, 2005
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